The Valley Forge Fund, Inc.

1375 Anthony Wayne Drive

Wayne, PA 19087

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of The Valley Forge Fund, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 8, 2005 and from January 3, 2005 through September 8, 2005.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 8, 2005 and from January 3, 2005 through September 8, 2005 with respect to securities reflected in the investment account of the Company.

The Valley Forge Fund, Inc.

By:

/s/ Bernard B. Klawans

Bernard B. Klawans

President